UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

XPRESSPA GROUP, INC.

Full Name of Registrant

Former Name if Applicable

254 West 31st Street, 11th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10001

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XpresSpa Group, Inc. (the “Company”) cannot timely file its Form 10-Q for the period ended June 30, 2020 (the “Quarterly Report”), originally due on August 14, 2020, due to ongoing disruptions from the unprecedented conditions surrounding the outbreak and spread of the coronavirus pandemic. The Company continues to experience delays in operations and business for the reasons previously disclosed in its Current Reports on Form 8-K filed with the SEC on March 30, 2020 and April 28, 2020, which are hereby incorporated by reference. Such delays were further exacerbated by delays which occurred in connection with the preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the period ended March 31, 2020, for the same reasons referred to above. This has, in turn, delayed the Company’s ability to complete its financial reporting process and prepare the Quarterly Report. The delay could not be eliminated by the Company without undue expense and unreasonable effort. The Company will file the subject Quarterly Report no later than August 19, 2020.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas Satzman	(212)	309-7549
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, effective March 24, 2020, the Company temporarily closed all global spa locations, largely due to the categorization of the spa locations by local jurisdictions as “non-essential services”.   As a result, the Company expects to report de minimis revenues during the three months ended June 30, 2020 compared to $12.9 million in the corresponding period in 2019.

XPRESSPA GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2020	By:	/s/ Douglas Satzman
Name: Douglas Satzman
Title: Chief Executive Officer